Hamco Ventures Limited
Mandar House, 3rd Floor
Johnson’s Ghut, Tortola
British Virgin Islands

June 4, 2025

VIA EDGAR

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Hamco Ventures Limited Registration Statement on Form F-1 Amendment No. 2 Response to the Staff’s Comments Dated May 13, 2025 Registration No. 333-283829

Dear Mr. Rhodes, Mr. Decker, Ms. Hough and Mr. Field:

Hamco Ventures Limited (the “Company”), a foreign private issuer incorporated in the British Virgin Islands (the “Company”), submits to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 13, 2025 on the Company’s registration statement on Form F-1, Amendment No. 2 submitted on May 8 24, 2025. Concurrently with the submission of this letter, the Company is filing its amendment No. 3 to the registration statement on Form F-1 (the “Amendment No. 2 to the Registration Statement”).

The Staff’s comments from its letter dated May 13, 2025 are repeated below in bold and followed by the Company’s responses.

Our Offering, page 1

1.	We note your response to prior comment 1 and reissue in part. In addition to the disclosure provided, please also disclose your limited revenues and net losses for the financial periods contained in the registration statement.

We have updated our disclose to provide our limited revenues and net losses for the financial periods contain in the registration statement.

Prospectus Summary, page 1

2. We note your response to prior comment 2 and reissue (as such disclosure is not contained in the prospectus summary). Please disclose each permission or approval that you and your subsidiaries, are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you relied on an opinion of counsel to reach these conclusions, then counsel should be named and a consent of counsel filed as an exhibit. If you did not consult counsel, then explain why, as well as the basis for your conclusions regarding whether approvals are required. If you have determined that certain permissions/approvals are not required/applicable, please discuss how you came to that conclusion, why that is the case, and the basis on which you made that determination.

We have engaged Merits & Tree Law Offices as our PRC legal counsel to advise on PRC legal matters. As advised by Merits & Tree Law Offices, (1) the Company and its subsidiary are not required to obtain any permission or approval from the CSRC, the CAC, or any other PRC governmental agency to operate its business; and (2) the Offering and the listing of the Ordinary Shares on the OTC Pink marketplace do not require any permission or approval from the CSRC, the CAC, or any other PRC governmental agency.

The basis for that the Company and its subsidiaries are not required to obtain any permission or approval from the CSRC or go through the filing procedures under the CSRC Filing Rules (as defined in the Prospectus) before our Ordinary Shares can be listed on the U.S. exchanges or offered in the U.S. is (i) the Company does not, directly or indirectly, own or control any entity or subsidiary in mainland China, nor is it controlled by any mainland Chinese company or individual directly or indirectly; (ii) the Company and its subsidiaries do not have any business operations in mainland China; (iii) the Company currently does not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity structure with any entity in mainland China; and (iv) the Company and its subsidiaries have not generated revenues or profits from mainland China in the most recent accounting year accounts for more than 50% of the corresponding figure in our audited consolidated financial statements for the same period; and (v) the officers and all members of the board of directors are not mainland China citizens or have their usual place(s) of residence located in mainland China.

The basis for that the Company and its subsidiaries are not subject to cybersecurity review by the CAC for this Offering or required to obtain regulatory approval from the CAC or any other PRC authorities to operate our business or list on the U.S. exchanges and offer securities is (i) as of date of this response letter, the Company and its subsidiaries possess personal information of less than 1 million individuals in the PRC and do not possess any core data or important data of the PRC, or any information which affects or may affect national security of the PRC; (ii) we do not place any reliance on collection and processing of any personal information to maintain our business operation; (iii) data processed in our business should not have a bearing on national security nor affect or may affect national security; and (iv) as of the date of this response letter, neither we nor Hamco Creek have been informed by any PRC governmental authority of being classified as “operator of critical information infrastructure” or “data processor” that is subject to CAC cybersecurity review.

We have also been advised by Merits & Tree Law Offices that uncertainties still exist, due to the possibility that applicable laws, regulations, or interpretations in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or any other PRC authorities and that the Company is required to obtain such permissions or approvals; or (ii) the Company inadvertently concluded that relevant permissions or approvals were not required or that it did not receive or maintain relevant permissions or approvals required, its operations in Hong Kong and its ability to Offering or continue to Offer securities to investors could significantly be limited or completely hindered. In addition, if applicable PRC laws, regulations, or interpretations change such that the Company is required to obtain approval in the future and it fails to obtain such approval on a timely basis, it may be subject to governmental investigations, fines and penalties, proceedings against the Company, and other forms of sanctions, which could result in a material adverse change in the Company’s operations, significantly limit or completely hinder its ability to conduct its business or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring the Company, or making it advisable for the Company, to halt this Offering before settlement and delivery of its Ordinary Shares. In addition, if the CSRC, the CAC, or other regulatory PRC agencies later promulgate new rules requiring that the Company obtain its approvals for this Offering, it may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver.

Please see the updated summary section in our disclosure and PRC legal opinion filed as exhibit 8.1 to the registration statement.

Index to the Consolidated Financial Statements, page F-1

3.	Please include updated interim financial statements that cover at least the first six months of your fiscal year. Correspondingly, revise the related financial information throughout the filing. Refer to Item 8.A.5 of Form 20-F.

We have included the interim financial statements for the first six months of the company’s fiscal yar. We have also revised the financial information throughout our disclosure.

 If you have any questions or further comments regarding the Amendment No. 3 to the Registration Statement, please contact me via email at eddy.chow@hamcopartners.com.

Sincerely.

By:	/s/ Chun Leung Chow, (Eddy)
Name:	Chun Leung Chow, (Eddy)
Title:	Chief Executive Officer, Chief Financial Officer, Director